UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

OneConnect Financial Technology Co., Ltd. Announces Change of Chief Executive Officer and Board of Directors

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announces that Mr. Wangchun Ye stepped down as chief executive officer of the Company for personal reasons. Mr. Ye will continue to serve as the chairman of the board of directors of the Company (the “Board”) and as a director of the Board. In addition, Mr. Rui Li resigned as a director of the Company for personal reasons.

Mr. Ye’s and Mr. Li’s resignations were not a result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Mr. Chongfeng Shen will succeed Mr. Ye as the chief executive officer of the Company, effective immediately. Mr. Shen has also been appointed as a director of the Board, effective immediately. Prior to joining the Company, Mr. Shen worked at Kingdee Software (China) Co., Ltd, or Kingdee China. from 1998 to October 2021 where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee, Mr. Shen was a lecturer at Changchun University of Science and Technology. Mr. Shen received his bachelor degree of engineering from Changchun College of Geology (now Jilin University) in 1992 and his master degree of engineering from Changchun University of Science and Technology (now Jilin University) in 1996.

Mr. Ye will focus on overall business strategy, talent cultivation and major customer relationship for the Company. Mr. Shen will focus on day-to-day management, especially product development, and report to Mr. Ye.

After these changes, OneConnect’s Board is comprised of Mr. Wangchun Ye, chairman of the Board, Mr. Chongfeng Shen, Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou, Mr. Min Zhu, Mr. Yaolin Zhang, Mr. Tianruo Pu, and Mr. Wing Kin Anthony Chow.

Commenting on Mr. Shen’s appointment, Mr. Wangchun Ye said “Mr. Shen has rich experience in business software, cloud and business management. He demonstrated strong leadership during his service as the president of Kingdee China. Under his leadership, Kingdee China accelerated its business transformation to providing cloud services and SaaS and achieved substantial growth in cloud business and market value. We look forward to Mr. Shen bringing his experience and expertise to further strengthen our technology capability, help us achieve our growth strategies and better serve financial institutions in their digital transformation with our technologies and solutions.”

Mr. Ye would also like to thank Mr. Li for his contribution and commitment to the Company’s work throughout his time in office, and wish him success in his future endeavors.

Speaking about the new appointments, Mr. Shen said, “It is a great honor to join OneConnect. I will work closely with the Board and the management team to carry on the momentum and growth, and drive the company forward.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Wangchun Ye
	Name:	Wangchun Ye
	Title:	Chairman of the Board of Directors

Date: October 22, 2021

3